[Letterhead of Cell Kinetics Ltd.]

September 19, 2008

VIA EDGAR

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cell Kinetics Ltd. Form 20-F for the year ended December 31, 2007 Filed June 30, 2008 File No. 333-144993

Ladies and Gentlemen:

We have received the Staff’s letter dated September 8, 2008 containing a comment with respect to the above-referenced filing (the “Form 20-F”) of Cell Kinetics Ltd. (the “Company”). The remainder of this letter provides the text of your comment followed by the Company’s response thereto.

Form 20-F for the Year Ended December 31, 2007

Financial Statements

1.
It does not appear that your planned principal operations have commenced.  In addition, we noted that there has been no significant revenue from any such operations. Please tell us why you do not consider the company to be a development stage enterprise as defined by the guidance at SFAS 7.  Please revise future filings as necessary to include all disclosures required by SFAS 7.

Response

The Company advises the staff that it has considered the guidance provided by SFAS 7 and believes that the Company should not be considered a development stage enterprise. As described in Note A-1 and Note A-2 to the Company’s financial statements for the fiscal year ended December 31, 2007, the Company’s financial statements present the historic financial position, results of operations and cash flows on a carve-out basis principally from Medis El Ltd. (“Medis El”) as if the Company had operated as a stand alone entity from Medis El’s inception in July 1992. The Company’s business is the development, marketing and sale of its Cell Carrier technology and products, earlier versions of which represent the core of Medis El’s CellScan technology and products.

Additionally, Note A-1 discloses revenue recorded by the Company, as successor to Medis El, of approximately $1,500,000 which revenues the Company deemed significant. These revenues related to sales to Medis El’s customers and distribution rights for the CellScan to various distributors around the world. From its inception, Medis El devoted resources to the development, refinement and commercialization of its CellScan technology, including its core Cell Carrier technology and products.

 In applying the guidance provided by SFAS 7, the Company, as successor to Medis El, recognized significant revenues as described above, and carried out research and development, marketing and sales related activities since 1992. Accordingly, the Company believes that principal operations have commenced. For all of the above reasons, the Company believes that it is not a development stage enterprise as outlined in SFAS 7.

The Company acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find this letter responsive to your comment. If you have any questions regarding the above response, please contact the undersigned at + 972 8 918-8610 or Michael Resnick at + 972 8 918-8640 or, in their absence, Stephen E. Fox of Herrick, Feinstein LLP at (212) 592-5924.

Very truly yours, /s/ Israel Fisher Israel Fisher Chief Financial Officer